Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: August 15, 2014

August 15, 2014

Dear Colleagues:

Today, I’d like to provide you a brief update on our proposed acquisition of Covidien. Much has been accomplished over the past several weeks since our announcement of the definitive agreement on June 15, and I am pleased with our progress to date.

Since our announcement, we have moved aggressively to create an integration planning effort, including an Integration Management Office (IMO). Geoff Martha, Medtronic’s integration lead and Bill Burke, Covidien’s integration lead, have identified and filled out the IMO team with leaders from both organizations, identified the priorities of the team and defined the appropriate objectives and processes to accomplish the integration. The IMO will share a series of communications over time to keep you updated on their decisions and actions.

Furthermore, we have been working to submit regulatory filings throughout the world to secure necessary government approvals. We are pleased with our progress to date and continue to be confident that we will secure these approvals and close our transaction in the fourth calendar quarter of 2014 or early 2015.

In short, the integration planning with Covidien is off to a strong start, and we should all be extremely excited about the future of what we can do together to transform healthcare.

The External Environment

I also wanted to pass along my observations on the external environment around the proposed acquisition, as you have no doubt heard the extensive media attention around deals by other companies that are somewhat similar and often lumped together with our transaction.

First, it’s important to reiterate the strategic rationale for acquiring Covidien. Merging our companies will create the preeminent medical technology, services and solutions company in the world, with the ability to treat more patients, in more ways and in more places. This transaction supports and accelerates each of Medtronic’s three fundamental strategies of Therapy Innovation, Globalization and Economic Value. And finally, the combination of our complementary products and services, as well as our outstanding people, will strengthen our position with healthcare systems and governments to transform healthcare and enhance our ability to succeed in further advancing our Mission of alleviating pain, restoring health and extending life.

Second, we purposefully and thoughtfully selected a transaction structure – often termed an “inversion” – that will create a new Medtronic entity (known as Medtronic plc) that adopts the legal domicile of Covidien in Ireland. This action is entirely consistent with U.S. law and increasingly common, and provides the best way to ensure our long-term ability to invest in growth and innovation. Indeed, the new structure will allow us to invest an additional $10 billion in areas such as early stage venture capital investments, acquisitions, and R&D in the U.S., above and beyond Medtronic’s and Covidien’s existing plans.

Though our structure is expressly permitted by U.S. law, you have seen via media coverage and through statements of various elected officials that it is controversial. We knew full well when we entered into the agreement utilizing this structure that it had the potential to generate this type of discussion and media coverage. And, we knew that the announcement of our deal, as well as other inversion transactions, could lead some people to a push for legislation to change the law. We elected to proceed because, under current law, this is the best transaction structure to allow us to meet both our strategic and financial goals and we believe that common sense will prevail.

We continue to monitor proposed legislative efforts and the possibility of administrative actions by the Department of Treasury. We know the ensuing months include an election campaign in the U.S. that may keep this issue in the public eye. Rest assured we will continue doing all we can to convey the true strategic rationale of this deal to media and others. And, we will continue to work with government officials so they understand the strong business strategy and resulting benefits to the U.S. economy of our proposed transaction.

In the meantime, we cannot overstate the importance of staying focused on meeting our goals in the current challenging and competitive environment – we cannot allow ourselves to be distracted. Rather, I ask you to work with us to ensure that our company is in the strongest possible position when the transaction closes, and we integrate the two businesses.

We need to do what is in the best interest of our business, colleagues, patients and customers, and remain focused on delivering the results we have outlined for FY15.

I thank you in advance for maintaining your focus on our strategic goals. We couldn’t fulfill our Mission without your support.

Regards,

Omar Ishrak

Chairman and CEO

Medtronic, Inc.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Medtronic Holdings Limited (“New Medtronic”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.